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                                                                EXHIBIT 8



                             March 10, 1997



The Woodbury Telephone Company
299 Main Street South
Woodbury, Connecticut 06798

Ladies and Gentlemen:

    We have acted as counsel to The Woodbury Telephone Company, a Connecticut corporation ("WTC"), in connection with the proposed merger (the "Merger") set forth in the Amended and Restated Agreement and Plan of Merger dated December 6, 1996 (the "Merger Agreement"), among WTC, Southern New England Telecommunications Corporation ("SNET") and SNET Acquisition Subsidiary, Inc. ("SAS"), a wholly-owned subsidiary of SNET. Pursuant to the Merger Agreement, SAS will merge into WTC and WTC will become a wholly-owned subsidiary of SNET.


    Capitalized terms used but not defined herein shall have the meanings specified in the Prospectus/Proxy Statement.

    We are rendering our opinion at your request concerning certain federal income tax consequences of the Merger and in connection with the filing by SNET of the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on March 5, 1997 (the "Registration Statement") in respect of the shares of SNET Common Stock to be issued in the Merger and the preliminary Prospectus/Proxy Statement of SNET and WTC (the "Prospectus/Proxy Statement") included as part thereof.

    For purposes of the opinion set forth below, we have relied upon the following assumptions: (i) the Merger will be consummated in accordance with the Merger Agreement; (ii) the representations made by WTC, SNET, and SAS in the Merger Agreement are accurate, as of the Effective Time; (iii) the representations in the Prospectus/Proxy Statement are accurate; (iv) the only authorized, issued, and outstanding class of the capital stock of WTC is WTC Common Stock; and WTC Common Stock is entitled to vote for the election of directors and on all other matters requiring a vote of shareholders; (v) SNET presently has no plan or intention to liquidate WTC, to merge WTC with another corporation (other than SAS), to sell or otherwise dispose of the capital stock of WTC, or to cause WTC to issue additional shares of its capital stock that would


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The Woodbury Telephone Company
March 10, 1997
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result in loss of "control" as defined under Section 368(c) of the Internal
Revenue Code of 1986, as amended (the "Code"); (vi) SNET currently has no plan or intention to cause WTC to sell or dispose of any of its assets to the extent that such disposition or dispositions would cause the Merger to fail to satisfy the "Continuity of Business Enterprise" requirements as a result of a failure by SNET to continue WTC's historic line of business or otherwise fail to use a significant portion of WTC's historic business assets; (vii) as of the Effective Time, no event has occurred under the Rights Plan, which would make the SNET Rights exercisable, or transferable, apart from the SNET Common Stock, and SNET has not exercised any right of redemption under the Rights Plan; and
(viii) following the Merger, after taking dissenters' rights of WTC shareholders under Connecticut law into account, and provided that all consideration paid to dissenting shareholders is paid by WTC from its own pre-Merger assets, SNET will own 80% or more of the outstanding shares of WTC Common Stock.


    We have also assumed that the transactions contemplated by the Merger Agreement will qualify as a statutory merger under the applicable laws of the State of Connecticut.

    Based upon and subject to the foregoing, it is our opinion that, under currently applicable law, the Merger will constitute a reorganization within the meaning of Section 368 of the Code and that, accordingly, the following will be the material federal income tax consequence of the Merger:


    (i) No gain or loss will be recognized for federal income tax purposes by the shareholders of WTC on the exchange of their shares of WTC Common Stock solely for shares of SNET Common Stock, except with respect to cash received in lieu of a fractional share interest in SNET Common Stock, pursuant to the terms of the Merger Agreement.


    (ii) The federal income tax basis of the shares of SNET Common Stock received in the Merger by WTC shareholders (including the basis allocable to any fractional interest in any share of SNET Common Stock) will be the same as

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The Woodbury Telephone Company
March 10, 1997
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    the basis of such shares of WTC Common Stock exchanged therefor.

    (iii) The holding period for shares of SNET Common Stock for which shares of WTC Common Stock are exchanged (including the holding period of any fractional share interest in SNET Common Stock) will include the period that such shares of WTC Common Stock were held by the holder, provided such shares were a capital asset of the holder.

    (iv) The receipt of cash in lieu of fractional shares of SNET Common Stock by a WTC shareholder will be treated as received for such fractional share interest and, provided the fractional share would have constituted a capital asset in the hands of such holder, the holder should in general recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the portion of the adjusted tax basis in the WTC Common Stock allocable to the fractional share interest.


    This opinion may not be applicable to WTC shareholders who received their WTC Common Stock pursuant to the exercise of employee stock options or otherwise as compensation, that hold WTC Common Stock as part of a "straddle" or "conversion transaction," or that are insurance companies, securities dealers, financial institutions or who are not citizens or residents of the United States. Further, this opinion does not address the effect of any exercise, transfer or redemption of SNET Rights upon the occurrence of a triggering event following the Effective Time.


    There can be no assurance that the Internal Revenue Service will not take a contrary view to those expressed herein. Moreover, legislative, judicial, or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could possibly affect the tax consequences to WTC shareholders.

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The Woodbury Telephone Company
March 10, 1997
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    We hereby consent to the filing of this opinion with the Securities and
Exchange Commission as an exhibit to the Registration Statement, and to the reference to this opinion under the caption "SUMMARY -- Certain Federal Income Tax Consequences", under the caption "THE MERGER -- Certain Federal Income Tax Consequences" and elsewhere in the Prospectus/Proxy Statement.

                                  Very truly yours,

                                  CARMODY & TORRANCE